Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-185242

AMERICAN EXPRESS COMPANY
$850,000,000
FLOATING RATE NOTES DUE MAY 22, 2018

Terms and Conditions

Issuer:	American Express Company

Expected Ratings(1):	A3/BBB+/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior unsecured

Trade Date:	May 15, 2013

Settlement Date:	May 22, 2013 (T+5 days)

Maturity Date:	May 22, 2018

Par Amount:	$850,000,000

Day Count:	Actual / 360

Base Rate:	Three-Month LIBOR (Reuters)

Spread:	+59 bps

Public Offering Price:	100.000%

Underwriters’ Commission:	0.350%

Net Proceeds to American Express:	$847,025,000 (before expenses)

Interest Payment Dates and Interest Reset Dates:	Interest on the notes is payable on February 22, May 22, August 22 and November 22 of each year, beginning August 22, 2013. If the Interest Payment Date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day (unless the next Business Day is in the next calendar month, in which case payment will be paid on the immediately preceding Business Day)

Interest Periods:	Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding August 22, 2013, the Initial Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date

Redemption:	The notes may not be redeemed prior to maturity unless certain events occur involving United States taxation

Listing:	The notes will not be listed on any exchange

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	025816 BH1

ISIN:	US025816BH19

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	HSBC Securities (USA) Inc.
Lloyds Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.

Junior Co-Managers:	Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

It is expected that delivery of the notes will be made against payment therefor on or about the Settlement Date, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the initial pricing date of the notes or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

AMERICAN EXPRESS COMPANY
$850,000,000
FLOATING RATE NOTES DUE MAY 22, 2018

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 5613884.